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                [LETTERHEAD OF SANFORD C. BERNSTEIN FUND, INC.]

January 24, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Sanford C. Bernstein Fund, Inc. (the "Corporation")
     Post-Effective Amendment No. 57
     (Registration File Nos. 33-21844 and 811-05555)
     ---------------------------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the Corporation hereby respectfully requests acceleration of the effective date of Post-Effective Amendment No. 57 to its Registration Statement on Form N-1A so that it will become effective on January 31, 2013.

We request that we be notified of such effectiveness by a telephone call to Anthony Geron of Willkie Farr & Gallagher LLP at (212) 728-8510, and that such effectiveness also be confirmed in writing.

The Corporation hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

   (i) does not foreclose the Commission from taking any action with respect to the filing;

   (ii) does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   (iii) may not be asserted by the Corporation as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sanford C. Bernstein Fund, Inc.

By:       /s/ Nancy E. Hay
          -------------------------
Name:     Nancy E. Hay
Title:    Assistant Secretary

Sanford C. Bernstein & Co., LLC

By:       /s/ David M. Lesser
          -------------------------
Name:     David M. Lesser
Title:    Assistant Secretary

Alliance Bernstein Investments, Inc.

By:       /s/ Emilie D. Wrapp
          -------------------------
Name:     Emilie D. Wrapp
Title:    Assistant Secretary